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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
       PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Capita Preferred Trust
                            (Name of Subject Company)

                             Capita Preferred Trust
                      (Name of Person(s) Filing Statement)

          9.06% Trust Originated Preferred Securities'sm' ("TOPrS'sm'")
              (Liquidation Amount $25 per Trust Preferred Security)
                            of Capita Preferred Trust
                         (Title of Class of Securities)

                                    139710206
                     ((CUSIP) Number of Class of Securities)

                            Glenn A. Votek, Treasurer
                            AT&T Capital Corporation
                                44 Whippany Road
                        Morristown, New Jersey 07962-1983
                            Telephone: (973) 397-3000
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

       Scott J. Moore, Esq.                            Stephan J. Feder, Esq.
         General Counsel                             Simpson Thacher & Bartlett
     AT&T Capital Corporation                           425 Lexington Avenue
         44 Whippany Road                          New York, New York 10017-3954
Morristown, New Jersey 07962-1983                          (212) 455-2000
          (973) 397-3000




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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Capita Preferred Trust, a statutory business trust formed under the laws of the State of Delaware (the "Trust"), and the address of its principal executive office is Capita Preferred Trust c/o AT&T Capital Corporation, 44 Whippany Road, Morristown, New Jersey 07962-1983. The name and principal executive office of the Delaware Trustee of the Trust is First Chicago Delaware c/o FCC National Bank, 300 King Street, Wilmington, Delaware 19801. The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the 9.06% Trust Originated Preferred Securities'sm' ("TOPrs'sm'") (liquidation amount $25 per Trust Preferred Security) ("Trust Preferred Securities" or "Securities") of the Trust.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to the offer by AT&T Capital Corporation, a Delaware corporation ("AT&T Capital"), to purchase any and all outstanding Trust Preferred Securities at a price of $29.69 per share (the "Purchase Price"), plus an amount equal to any accrued and unpaid distribution accumulated on each tendered Security up to but not including the Payment Date (as defined in the Offer to Purchase and Consent Solicitation (as defined below)), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation, dated as of July 27, 1998 (the "Offer to Purchase and Consent Solicitation" and filed hereto as Exhibit (a)(1) to this Statement) and the related Letter of Transmittal and Consent (filed hereto as Exhibit (a)(2) to this Statement and, together with the Offer to Purchase and Consent Solicitation, constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1, dated as of July 27, 1998 (the "Schedule 14D-1"), with respect to the Offer and Consent Solicitation was filed by AT&T Capital and its ultimate parent corporation, Newcourt Credit Group Inc. ("Newcourt").

         The address of the principal executive offices of AT&T Capital is AT&T Capital Corporation, 44 Whippany Road, Morristown, New Jersey 07962-1983 and its telephone number is (973) 397-4444. The address of the principal executive offices of Newcourt Credit Group Inc. is Newcourt Credit Group Inc., BCE Place, 181 Bay Street, Suite 2500, P.O. Box 827, Toronto, Ontario M5J2T3 and its telephone number is (416) 592-2400.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and business address of the Trust is set forth in Item 1 above.

         (b) The information set forth under the captions "Price Range of Securities; Distributions" and "Transactions and Agreements Concerning the Securities" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) and (b) The information set forth under the caption "Special Factors" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.




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ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth under the caption "Solicitation Fees, Other Fees and Expenses" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) and (b) The information set forth under the caption "Transactions and Agreements Concerning the Securities" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) and (b) The information set forth under the captions "Price Range of Securities; Distributions" and "Transactions and Agreements Concerning the Securities" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         None.




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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------
(a)(1)         Offer to Purchase and Consent Solicitation, dated July 27, 1998.

(a)(2)         Letter of Transmittal and Consent.

(a)(3)         Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)         Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.

(a)(6)         Advertisement, dated July 28, 1998.

(a)(7)         Press Release, dated July 27, 1998.

(a)(8)         Form of Follow-up Notice to Shareholders

(a)(9)         Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(b)            None.

(c)(1)         Form of Amended and Restated Declaration of Trust of Capita
               Preferred Trust is incorporated by reference to Exhibit 4.2 of AT&T
               Capital's Registration Statement on Amendment No. 3 to Form S-3 {No.
               333-11243} filed with the Securities and Exchange Commission.

(c)(2)         Form of Trust Preferred Securities Guarantee Agreement by AT&T Capital
               Corporation and The First National Bank of Chicago, N.A., as
               guarantee trustee, is incorporated by reference to Exhibit 4.6 of
               AT&T Capital's Registration Statement on Amendment No. 3 to Form S-3
               {No. 333-11243} filed with the Securities and Exchange Commission.

(c)(3)         Form of Amended and Restated Agreement of Limited Partnership of
               Capita Preferred Funding L.P. is incorporated by reference to Exhibit
               4.5 of AT&T Capital's Registration Statement on Amendment No. 3 to
               Form S-3 {No. 333-11243} filed with the Securities and Exchange
               Commission.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 1998

                                                       CAPITA PREFERRED TRUST

                                                       By: /s/ Glenn A. Votek
                                                           _____________________
                                                           Glenn A. Votek
                                                           Trustee






                          STATEMENT OF DIFFERENCES
                          ------------------------

The service mark symbol shall be expressed as.........................  'sm'



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